NEWS RELEASE	ELD No. 12-07
TSX: ELD NYSE: EGO ASX: EAU	February 22, 2012

Eldorado Gold Receives Approval for Preliminary Environmental Impact Study at Perama Hill Project

VANCOUVER - BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”), is pleased to announce that the Ministry of Environment, Energy and Climate Change of the Hellenic Republic of Greece (“Ministry”) has approved the Preliminary Environmental Impact Assessment (“PEIA”) Study for the Perama Hill Gold Deposit (“Perama Hill” or “Project”) located in Thrace, Northern Greece. The Project, with presently defined proven and probable reserves of 975,000 ounces of gold, will be developed as an open pit mine producing approximately 110,000 ounces annually at cash costs projected to be less than US$300 per ounce.  Total invested capital will be approximately US$190 million.  The Perama Hill Project is expected to provide employment for about 370 persons during construction and direct employment for 200 persons during operation, in addition to supporting significant levels of indirect employment in the area, characteristic of mining operations.

“We are pleased that the Greek Government endorses the Perama Hill project, which will provide positive signals for exploration and further development of the significant mineral resources in Northern Greece,” said Paul Wright, President and CEO of Eldorado Gold.  “Eldorado has prepared the final Environmental Impact Assessment (EIA) Study, which will be submitted to the Ministry this quarter.”

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil and Greece. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

JORC Competent Person Statement

The information in this news release that relates to Perama reserves is based on information compiled by Richard Miller, P.Eng, who is a Member of the Association of Professional Engineers and Geoscientists of BC. Richard Miller is a full time employee of Eldorado Gold Corporation.

Richard Miller has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which  is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Richard Miller is the Qualified Person as defined in the Canadian National Instrument 43-101 (Standards of Disclosure for Mineral Projects) and consents to the inclusion in the report of the matters based on the information in the form and context in which it appears.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Perama Hill project.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the legal restrictions regarding the payment of dividends by the Company; assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; the impact of the integration of acquired businesses on our operation, financial position, reserves and resources and gold production; and the ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; the risk that the  integration of acquired businesses taking longer than expected, the anticipated benefits of the integration may be less than estimated and the  costs of acquisition higher than anticipated; ability to complete acquisitions; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2011,  and in the  Company’s Management Information Circular dated January 23, 2012, including the risk factors incorporated by reference in such circular.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s Common Shares are listed on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange (NYSE:  EGO).  Eldorado CDIs trade on the Australian Securities Exchange (ASX: EAU)

Contact:

Nancy E. Woo, VP, Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

           Website: www.eldoradogold.com

Request for information packages: reception@eldoradogold.com